Ref: SB/0164

29 January 2007

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

07020932

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

SEC MAIL PROCESSING
RECEIVED
FEB - 5 2007
WASH. D.C. 186 SECTION

Dear Sirs

SUPPL

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose copies of three announcements made to the London Stock Exchange between 25 January to 29 January 2007:

- Q1 Production Report
- Annual General Meeting – Voting Results
- Acquisition of AfriOre – Offer Successful

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

S. Butler

Sarah Butler
Secretary

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

dw 2/12

News Release

Q1 Production Report
25 January 2007

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Lonmin today announces its production report for the quarter to 31 December 2006 (unaudited).

Brad Mills, Chief Executive Officer said:

"Our Marikana underground mining operations continue to perform well with tonnes mined in line with our expectations and flat versus Q1 2006 after stripping out the effect of the additional week in the prior year period. Limpopo operations focussed on development during the period as part of our programme to ramp up production in the second half of the year. The Pandora JV started contributing significantly to production during the period. We continue to be on track to deliver between 1.02 and 1.04 million saleable ounces of Platinum in concentrate from our mining operations this financial year. Total refined PGM production increased 10.9% year on year. Refined PGM sales were flat on 2006 as a result of customer delivery schedules. Our sales forecast for the year remains around 980,000 to 1 million ounces of Platinum."

Mining

				3 months to 31 December 2006	3 months to 31 December 2005[1]
Tonnes mined	Marikana	Underground	000	2,754	3,020
		Opencast	000	384	556
		Total	**000**	**3,138**	**3,576**
	Limpopo	Underground	000	199	225
		Opencast	000	0	0
		Total	**000**	**199**	**225**
	JV attributable[2]	Underground	000	30	20
		Opencast	000	74	0
		Total	**000**	**104**	**20**
	Lonmin Platinum	**Underground**	**000**	**2,983**	**3,265**
		Opencast	**000**	**458**	**556**
		Total	**000**	**3,441**	**3,821**
Tonnes milled[3]	Marikana	Underground	000	2,790	2,815
		Opencast	000	438	773
		Total	**000**	**3,228**	**3,588**
	Limpopo	Underground	000	204	247
		Opencast	000	0	0
		Total	**000**	**204**	**247**
	JV[4]	Underground	000	72	46
		Opencast	000	187	0
		Total	**000**	**259**	**46**
	Ore purchases[5]	Underground	000	20	0
	Lonmin Platinum	**Underground**	**000**	**3,086**	**3,108**
		Opencast	**000**	**625**	**773**
		Total	**000**	**3,711**	**3,881**

				3 months to 31 December 2006	3 months to 31 December 2005[1]
Metals in concentrate[6]	Marikana	Platinum	oz	205,900	236,795
		Palladium	oz	95,690	105,560
		Gold	oz	5,672	5,800
		Rhodium	oz	26,714	31,762
		Ruthenium	oz	44,162	51,302
		Iridium	oz	9,323	10,552
		Total PGMs	**oz**	**387,461**	**441,771**
		Nickel[7]	MT	995	967
		Copper[7]	MT	602	579
	Limpopo	Platinum	oz	10,346	12,090
		Palladium	oz	7,202	9,159
		Gold	oz	802	1,030
		Rhodium	oz	1,060	1,371
		Ruthenium	oz	1,720	1,868
		Iridium	oz	419	472
		Total PGMs	**oz**	**21,549**	**25,990**
		Nickel[7]	MT	215	247
		Copper[7]	MT	142	172
	JV[4]	Platinum	oz	13,462	2,779
		Palladium	oz	6,229	1,312
		Gold	oz	119	24
		Rhodium	oz	1,878	443
		Ruthenium	oz	2,816	702
		Iridium	oz	618	143
		Total PGMs	**oz**	**25,122**	**5,403**
		Nickel[7]	MT	16	4
		Copper[7]	MT	9	2
	Ore purchases[5]	Platinum	oz	1,011	0
		Palladium	oz	466	0
		Gold	oz	13	0
		Rhodium	oz	158	0
		Ruthenium	oz	253	0
		Iridium	oz	52	0
		Total PGMs	**oz**	**1,953**	**0**
		Nickel[7]	MT	5	0
		Copper[7]	MT	3	0
	Lonmin Platinum	**Platinum**	**oz**	**230,719**	**251,664**
		Palladium	**oz**	**109,587**	**116,031**
		Gold	**oz**	**6,606**	**6,854**
		Rhodium	**oz**	**29,810**	**33,576**
		Ruthenium	**oz**	**48,951**	**53,872**
		Iridium	**oz**	**10,412**	**11,167**
		Total PGMs	**oz**	**436,085**	**473,164**
		Nickel[7]	**MT**	**1,231**	**1,218**
		Copper[7]	**MT**	**756**	**753**

Metallurgy

				3 months to 31 December 2006	3 months to 31 December 2005
Metallurgy	Lonmin refined Metal Production	Platinum	oz	186,981	169,149
		Palladium	oz	81,064	54,862
		Gold	oz	5,535	5,766
		Rhodium	oz	21,634	14,863
		Ruthenium	oz	34,967	54,012
		Iridium	oz	6,635	11,468
		Total PGMs	**oz**	**336,816**	**310,120**
	Toll refined metal production	Platinum	oz	3,823	0
		Palladium	oz	1,764	0
		Gold	oz	0	0
		Rhodium	oz	588	0
		Ruthenium	oz	899	0
		Iridium	oz	178	0
		Total PGMs	**oz**	**7,252**	**0**
	Total refined PGMs	**Platinum**	**oz**	**190,804**	**169,149**
		Palladium	**oz**	**82,828**	**54,862**
		Gold	**oz**	**5,535**	**5,766**
		Rhodium	**oz**	**22,222**	**14,863**
		Ruthenium	**oz**	**35,866**	**54,012**
		Iridium	**oz**	**6,813**	**11,468**
		Total PGMs	**oz**	**344,068**	**310,120**
	Base metals	**Nickel[8]**	**MT**	**989**	**1,109**
		Copper[8]	**MT**	**611**	**730**

Lonmin Group Metal Sales

Sales	Refined Metal Sales	Platinum	oz	140,904	137,073
		Palladium	oz	58,351	54,147
		Gold	oz	5,515	4,882
		Rhodium	oz	17,740	19,356
		Ruthenium	oz	34,155	44,332
		Iridium	oz	9,102	7,344
		Total PGMs	**oz**	**265,767**	**267,134**
	Concentrate and other[9]	Platinum	oz	1,191	25,954
		Palladium	oz	473	11,306
		Gold	oz	119	1,012
		Rhodium	oz	44	2,861
		Ruthenium	oz	85	4,626
		Iridium	oz	20	967
		Total PGMs	**oz**	**1,932**	**46,726**
	Lonmin Platinum	**Platinum**	**oz**	**142,095**	**163,027**
		Palladium	**oz**	**58,824**	**65,453**
		Gold	**oz**	**5,634**	**5,894**
		Rhodium	**oz**	**17,784**	**22,217**
		Ruthenium	**oz**	**34,240**	**48,958**
		Iridium	**oz**	**9,122**	**8,311**
		Total PGMs	**oz**	**267,699**	**313,860**
		Nickel[8]	**MT**	**1,066**	**1,090**
		Copper[8]	**MT**	**452**	**728**

				3 months to 31 December 2006	3 months to 31 December 2005
Prices	Average	Platinum	$/oz	1,071	910
		Palladium	$/oz	311	219
		Gold	$/oz	585	464
		Rhodium	$/oz	4,917	2,657
		Ruthenium	$/oz	189	74
		Iridium	$/oz	377	158
		Nickel[8]	$/MT	25,352	9,370
		Copper[8]	$/MT	6,622	3,823
	Basket price of PGMs & base metals		$/kg	33,437	23,604

Exchange Rates	Average rate for period	R/$	7.29	6.55
	Closing rate	R/$	6.97	6.34

Notes:

1 The quarter to 31 December 2005 comprised an additional 7 days mining performance for WPL and EPL arising on the change of basis to report on a calendar month.

2 JV attributable tonnes mined includes Lonmin's share (42.5%) of the total tonnes mined on the Pandora joint venture.

3 Tonnes milled excludes slag milling.

4 Lonmin purchases 100% of the ore produced by the Pandora joint venture for onward processing which is included in downstream operating statistics.

5 Relates to the tonnes milled and derived metal in concentrate from third-party ore purchases.

6 Metals in concentrate has been changed from the previously reported definition of full contained metal to adjust for industry standard downstream processing losses.

7 Corresponds to contained base metals in concentrate.

8 Nickel is produced and sold as nickel sulphate crystals or solution and the volumes shown correspond to contained metal. Copper is produced as refined product but typically at LME grade C.

9 Concentrate and other sales have been adjusted to a saleable ounces basis using standard industry recovery rates.

Lonmin's first half production report will be announced on 24 April 2007 and interim results on 2 May 2007.

Enquiries:
Alex Shorland-Ball +44 (0) 20 7201 6060
Vice President, Investor Relations & Communications

Regulatory Announcement

Go to market news section

Free annual report

Company	Lonmin PLC
TIDM	LMI
Headline	Result of AGM
Released	14:52 26-Jan-07
Number	2280Q

RNS Number:2280Q
Lonmin PLC
26 January 2007

26 JANUARY 2007

ANNUAL GENERAL MEETING - VOTING RESULTS

At the Annual General Meeting held on 25 January 2007 all resolutions in the Notice of Meeting were considered by shareholders by means of a poll vote and all resolutions were duly adopted with votes cast being as set out below :

NO	VOTES FOR	PER CENT	VOTES AGAINST	PER CENT	VOTES WITHHELD	PER CENT	VOTES TOTAL
1	102,402,283	99.8	100,965	0.1	45,271	0.1	102,548,519
2	80,468,286	78.5	18,351,895	17.9	3,741,420	3.6	102,561,601
3	102,533,622	100	420	-	7,707	-	102,541,749
4	101,224,950	98.7	528,464	0.5	798,407	0.8	102,551,821
5	102,056,276	99.5	422,095	0.4	82,779	0.1	102,561,150
6	101,889,238	99.3	586,132	0.6	85,320	0.1	102,560,690
7	100,167,370	99.7	572,564	0.6	1,820,425	1.7	102,560,359
8	101,705,603	99.2	575,461	0.6	279,458	0.2	102,560,522
9	100,797,842	98.3	1,738,755	1.7	22,386	-	102,558,983
10	101,265,268	98.7	1,254,604	1.2	37,115	0.1	102,556,987
11	101,345,115	98.8	1,110,544	1.1	104,278	0.1	102,559,937
12	66,931,072	65.3	23,230,846	22.6	12,398,153	12.1	102,560,071

Resolution 1 To receive the report and accounts to 30 September 2006
Resolution 2 To approve the directors remuneration report
Resolution 3 To declare a final dividend
Resolution 4 To reappoint the auditors
Resolution 5 To re-elect Ian Farmer as a Director
Resolution 6 To re-elect Peter Godsoe as a Director
Resolution 7 To re-elect Brad Mills as a Director
Resolution 8 To re-elect Roger Phillimore as a Director
Resolution 9 Directors' authority to allot shares
Resolution 10 Disapplication of pre-emption rights
Resolution 11 Purchase of own shares
Resolution 12 Amendment of Shareholder Value Incentive Plan

This information is provided by RNS
The company news service from the London Stock Exchange

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similar terminology. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Lonmin, including, among other factors: (1) the risk that the businesses of Lonmin and AfriOre will not be integrated successfully; (2) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (3) fluctuations in demand and pricing in the mineral resource industry and fluctuations in exchange rates; (4) future regulatory and legislative actions and conditions affecting Lonmin's and AfriOre's operating areas; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism. By their nature, forward-looking statements involve risks, uncertainties and assumptions and many relate to factors which are beyond Lonmin's control, such as future market conditions and the behaviour of other market participants. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by Lonmin that Lonmin will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case. Other than as required by applicable law or the applicable rules of any exchange on which Lonmin's securities may be listed, Lonmin has no intention or obligation to update or revise any forward-looking statements included in this announcement after the release of this announcement.

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